SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549



FORM 11-K



(Mark One)

[X]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [Fee Required]



For the fiscal year ended December 31, 1994



OR



[ ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
 SECURITIES EXCHANGE ACT OF 1934 [No Fee Required]



Commission file number 33-6369



Peoples Energy Corporation
Employe Capital Accumulation Plan

and

Peoples Energy Corporation
Employe Thrift Plan



(Full title of the plan)





Peoples Energy Corporation
130 East Randolph Drive
Chicago, Illinois 60601









(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

PEOPLES ENERGY CORPORATION EMPLOYEE CAPITAL
-------------------------------------------
ACCUMULATION AND THRIFT TRUST
-----------------------------
AND PARTICIPATING PLANS
-----------------------
REPORT ON AUDITS OF
-------------------
FINANCIAL STATEMENTS
--------------------
YEARS ENDED DECEMBER 31, 1994 AND 1993
--------------------------------------

TABLE OF CONTENTS
-----------------




									  Page
									  ----




INDEPENDENT AUDITOR'S REPORT............................................   1


FINANCIAL STATEMENTS

   Statements of Net Assets Held in Trust...............................   3

   Statement of Changes in Net Assets Held in Trust
     for the Peoples Energy Corporation Employee
     Capital Accumulation and Thrift Trust for the
     Year Ended December 31, 1994.......................................   4

   Statement of Changes in Net Assets Held in Trust
     for the Peoples Energy Corporation Employee
     Capital Accumulation and Thrift Trust for the
     Year Ended December 31, 1993.......................................   5

   Notes to Financial Statements........................................   6


SUPPLEMENTAL SCHEDULES

   Schedule of Assets Held for Investment,
     December 31, 1994.................................................   10

   Schedule of Assets Held for Investment,
     December 31, 1993.................................................   11

   Schedule of Reportable Transactions, Year Ended
     December 31, 1994.................................................   12

   Schedule of Reportable Transactions, Year Ended
     December 31, 1993.................................................   13



SUPPLEMENTAL FINANCIAL STATEMENTS


   Peoples Energy Corporation Employee Capital Accumulation Plan

     Statements of Net Assets Available for Plan Benefits..............  15

     Statements of Changes in Net Assets Available for
       Plan Benefits...................................................  16

     Notes to Financial Statements.....................................  17


   Peoples Energy Corporation Employee Thrift Plan

     Statements of Net Assets Available for Plan Benefits..............  20

     Statements of Changes in Net Assets Available for
       Plan Benefits...................................................  21

     Notes to Financial Statements.....................................  22

	    INDEPENDENT AUDITOR'S REPORT
	    ____________________________


Retirement and Benefit
     Plans Committee
PEOPLES ENERGY CORPORATION
Chicago, Illinois



     We have audited the accompanying statements of net assets held in trust of the Peoples Energy Corporation Employee Capital Accumulation and Thrift Trust and the statements of net assets available for plan benefits of the Peoples Energy Corporation Employee Capital Accumulation Plan and the Peoples Energy Corporation Employee Thrift Plan, as of December 31, 1994 and 1993, and the related statements of changes in net assets held in trust and changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets held in trust of the Peoples Energy Corporation Employee Capital Accumulation and Thrift Trust and the statements of net assets available for plan benefits of the Peoples Energy Corporation Employee Capital Accumulation Plan and the Peoples Energy Corporation Employee Thrift Plan, as of December 31, 1994 and 1993, and the statements of changes in net assets held in trust and changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

					-1

     Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investments and reportable transactions for the years ended December 31, 1994 and 1993 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



				 /s/ Odell Hicks & Company

			     ODELL HICKS & COMPANY

 March 3, 1995

PEOPLES ENERGY CORPORATION
--------------------------
EMPLOYEE CAPITAL ACCUMULATION AND THRIFT TRUST
----------------------------------------------
STATEMENTS OF NET ASSETS HELD IN TRUST
--------------------------------------
DECEMBER 31, 1994 AND 1993
--------------------------






							1994            1993
						   ------------     ------------
ASSETS
------


  Cash                                             $     42,121    $        156
  Accounts Receivable:
    Accrued interest and dividends                    1,370,447       1,226,927
  Investments at quoted market value                165,258,589     167,301,141
						    -----------     -----------

  Total Assets                                      166,671,157     168,528,224
						    -----------     -----------


LIABILITIES
-----------

  Plan benefits and employee withdrawals
    payable                                        $ 52,949,045    $ 50,417,372
  Forfeitures - Note 2                                    2,086             794
  Cash Due to/(From) Brokers                            232,509               -
						    -----------     -----------

Total Liabilities                                    53,183,640      50,418,166
						    -----------     -----------


NET ASSETS HELD IN TRUST                           $113,487,517    $118,110,058
------------------------                           ============    ============


NET ASSETS HELD FOR ACCOUNT OF:
------------------------------

  Peoples Energy Corporation Employee
    Capital Accumulation Plan                      $ 75,291,260    $ 75,176,775

  Peoples Energy Corporation Employee
    Thrift Plan                                      38,196,257      42,933,283
						    -----------     -----------

						   $113,487,517    $118,110,058
						   ============    ============



The accompanying notes are an integral part of these financial statements.

PEOPLES ENERGY CORPORATION
--------------------------
EMPLOYEE CAPITAL ACCUMULATION AND THRIFT TRUST
----------------------------------------------
STATEMENT OF CHANGES IN NET ASSETS HELD IN TRUST
------------------------------------------------
FOR THE PLAN YEAR ENDED DECEMBER 31, 1994
-----------------------------------------





										  Peoples
						 Interest                          Energy
						  Income          Equity           Stock             Bond
				   TOTAL           Fund            Fund             Fund             Fund
				------------    -----------     -----------      ------------     ----------

ADDITIONS
---------


 Contributions:

  Employee contributions        $  6,988,991    $ 3,526,426     $ 1,728,356       $ 1,367,599     $  366,610
  Employer contributions           2,824,681      1,465,370         634,860           566,125        158,326
				------------    -----------     -----------       -----------     ----------
				   9,813,672      4,991,796       2,363,216         1,933,724        524,936
				------------    -----------     -----------       -----------     ----------
 Income From Investments:

  Dividend income                  2,362,379         -              759,355         1,603,024         -
  Interest income                  7,920,974      7,208,921          15,003            12,984        684,066
				------------    -----------     -----------       -----------     ----------
				  10,283,353      7,208,921         774,358         1,616,008        684,066
				------------    -----------     -----------       -----------     ----------

 Net Gain (Loss):

  Net unrealized appreciation
  (depreciation)                  (7,693,711)    (1,603,670)       (424,437)       (4,591,732)    (1,073,872)
  Net realized gain (loss)           592,870     (  153,529)         53,161           663,256         29,982
				------------    -----------     -----------       -----------     ----------
				  (7,100,841)    (1,757,199)      ( 371,276)       (3,928,476)    (1,043,890)
				------------    -----------     -----------       -----------     ----------

     Total Additions              12,996,184     10,443,518       2,766,298        (  378,744)       165,112
				------------    -----------     -----------       -----------     ----------


DEDUCTIONS
----------

 Withdrawals                      17,618,725     10,931,157       2,375,460         3,814,989        497,119
				------------    -----------     -----------       -----------     ----------

 Net increase (decrease)
  in assets                       (4,622,541)     ( 487,639)        390,838        (4,193,733)    (  332,007)
 Net assets beginning of year    118,110,058     68,302,179      20,490,964        21,240,053      8,076,862
 Interfund transfers                  -          (2,357,033)      1,471,227         1,451,256     (  565,450)
				------------    -----------     -----------       -----------     ----------


   Net assets - end of year     $113,487,517    $65,457,507     $22,353,029       $18,497,576     $7,179,405
				============    ===========     ===========       ===========     ==========



PEOPLES ENERGY CORPORATION
--------------------------
EMPLOYEE CAPITAL ACCUMULATION AND THRIFT TRUST
----------------------------------------------
STATEMENT OF CHANGES IN NET ASSETS HELD IN TRUST
------------------------------------------------
FOR THE PLAN YEAR ENDED DECEMBER 31, 1993
-----------------------------------------






								  Peoples
						 Interest         Energy
						  Income          Stock             Equity           Bond
				   TOTAL           Fund            Fund              Fund            Fund
				------------    -----------     -----------       -----------     ----------


ADDITIONS
---------


 Contributions:

  Employee contributions        $  6,829,518    $ 3,720,685     $ 1,297,647       $ 1,471,205     $  339,981
  Employer contributions           2,809,531      1,556,119         535,866           567,751        149,795
				------------    -----------     -----------       -----------     ----------
				   9,639,049      5,276,804       1,833,513         2,038,956        489,776
				------------    -----------     -----------       -----------     ----------

 Income From Investments:

  Dividend income                  2,196,256        -             1,535,388           660,868         -
  Interest income                  8,394,957      7,657,903           9,064             9,407        718,583
				------------    -----------     -----------       -----------     ----------
				  10,591,213      7,657,903       1,544,452           670,275        718,583
				------------    -----------     -----------       -----------     ----------

 Net Gain (Loss):

  Net unrealized appreciation
  (depreciation)                   1,542,121         16,543       ( 221,630)        1,455,151        292,057
  Net realized gain                1,034,804        378,862         455,870           162,545         37,527
				------------    -----------     -----------       -----------     ----------
				   2,576,925        395,405         234,240         1,617,696        329,584
				------------    -----------     -----------       -----------     ----------

     Total Additions              22,807,187     13,330,112       3,612,205         4,326,927      1,537,943
				------------    -----------     -----------       -----------     ----------



DEDUCTIONS
----------

 Withdrawals                      19,984,773     11,562,519       4,025,168         3,435,832        961,254
				------------    -----------     -----------       -----------     ----------

 Net increase (decrease)
  in assets                        2,822,414      1,767,593       ( 412,963)          891,095        576,689
 Net assets beginning of year    115,287,644     68,907,610      20,258,630        18,749,828      7,371,576
 Interfund transfers                  -          (2,373,024)      1,394,386           850,041        128,597
				------------    -----------     -----------       -----------     ----------


   Net assets - end of year     $118,110,058    $68,302,179     $21,240,053       $20,490,964     $8,076,862
				============    ===========     ===========       ===========     ==========



PEOPLES ENERGY CORPORATION EMPLOYEE CAPITAL
-------------------------------------------
ACCUMULATION AND THRIFT TRUST
-----------------------------
NOTES TO FINANCIAL STATEMENTS
-----------------------------
YEARS ENDED DECEMBER 31, 1994 AND 1993
--------------------------------------








NOTE 1 - PLAN INFORMATION
-------------------------




Establishment of the Trust
--------------------------

Peoples Energy Corporation, the Peoples Energy
Corporation Retirement and Benefit Plans Committee, and American National Bank and Trust Company of Chicago (the Trustee) entered into an agreement as of January 1, 1977, to establish the Peoples Energy Corporation Employee Capital Accumulation and Thrift Trust to accumulate contributions and income thereon to be used to provide benefits under the Peoples Energy Corporation Employee Capital Accumulation Plan and the Peoples Energy Corporation Employee Thrift Plan (the Plans). Participating companies are Peoples Energy Corporation, The Peoples Gas Light and Coke Company and North Shore Gas Company.

Tax Status
----------

The Plans received their latest determination letters on December 18, 1985 in which the Internal Revenue Service stated that the Plans, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code. The Company amended the Plans on November 29, 1994 to incorporate certain administrative and regulatory changes.

The Company believes that the Plans, as currently designed and operated, are in compliance with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). As a result, the Plans remain "qualified" and the Trust continues to be tax-exempt as of the date of this report.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------


A summary of the Trustee's significant accounting policies consistently applied in the preparation of the accompanying financial statements is as follows:

Basis of Accounting
-------------------

The accompanying statements were prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

PEOPLES ENERGY CORPORATION EMPLOYEE CAPITAL
-------------------------------------------
ACCUMULATION AND THRIFT TRUST
-----------------------------
NOTES TO FINANCIAL STATEMENTS
-----------------------------
YEARS ENDED DECEMBER 31, 1994 AND 1993
--------------------------------------






NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Cont'd)
---------------------------------------------------

Valuation of Investments
------------------------

Investments are included in the accompanying statements of net assets at fair market value. Securities traded on security exchanges are valued at the last sales price on the day of valuation or, in the absence of any sales, at the average of the bid and ask prices on the day of valuation, except for such securities included in the American National Bank's Multiple Equity Index Fund and Multiple Bond Index Fund which are valued at the bid price on the day of valuation. Short-term credit investments (corporate notes) are valued at cost which approximates market.

Investment Transactions and Investment Income
---------------------------------------------

Purchases and sales of securities are accounted for on a trade-date basis. Dividend income is recorded as earned on an accrual basis. At the time the investments are sold, the difference between the original cost (computed on an average cost basis) and the proceeds received are recorded as a realized gain or loss in the financial statements. The unrealized appreciation or depreciation of investments held represents the change in the market value of the investments from the beginning of the Plan year (or date the investments were purchased, if later) to the end of the Plan year.

Forfeiture of Employer Contribution
-----------------------------------

Upon a participant's termination of service before age 55 for a reason other than retirement, death or total disability, a portion of the employer contribution account credited to a participant will be distributed in an amount equal to their vested percentage, based on the participation periods completed. The balance will be forfeited and applied against future employer contributions. If the participant is re-employed before incurring 5 consecutive one-year breaks in service, and elects to again become an active participant, the amount of the forfeiture shall be recredited to the employer contribution account, provided that within 5 years of reemployment the participant restores to his regular contribution account and to the employer contribution account the amount of the distribution received as a result of the prior termination of service.

PEOPLES ENERGY CORPORATION EMPLOYEE CAPITAL
-------------------------------------------
ACCUMULATION AND THRIFT TRUST
-----------------------------
NOTES TO FINANCIAL STATEMENTS
-----------------------------
FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1993
----------------------------------------------





NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Cont'd)
---------------------------------------------------

INVESTMENTS:

Investments in securities and the net appreciation
(depreciation), which includes realized as well as unrealized gains or losses at December 31, consisted of the following:

						    1994                            1993
					-----------------------------   --------------------------------
							     Net                                Net
							  Change in                          Change in
							 Appreciation                       Appreciation
					   Market       (Depreciation)      Market         (Depreciation)
					-------------   --------------   -------------     --------------

American National Bank and Trust Company
  of Chicago:
     Multiple Bond Index Fund            $  9,228,165    $(1,043,890)    $ 10,282,987      $  329,583
     Multiple Equity Index Fund            27,529,100      ( 371,276)      25,484,151       1,617,696
     Multiple Short-Term Investment Fund    3,535,300          -            2,619,600           -


Peoples Energy Corporation Stock           24,201,753     (3,928,476)      26,956,684         234,240

Provident National Assurance Company
     Group Annuity Contract #027-05042      4,247,604          -            3,922,071           -

Principal Mutual Life Insurance Company
     Group Annuity Contract #GA-86926           -              -           18,406,811           -

CNA Life Insurance Company
     Group Annuity Contract #GA-12534       8,534,251          -            7,813,817           -
     Group Annuity Contract #GA-12689      19,900,925          -           18,321,602           -

Hartford Life Insurance Company
     Group Annuity Contract #GA-8938       15,023,146          -           13,699,750           -

Dreyfus Managed Assets                     53,058,345     (1,757,199)      39,793,668         395,405
					 ------------    -----------     ------------      ----------

	     Total Investments           $165,258,589    $(7,100,841)    $167,301,141      $2,576,924
					 ============    ===========     ============      ==========


SUPPLEMENTAL SCHEDULES

					SCHEDULE I
					----------




PEOPLES ENERGY CORPORATION EMPLOYEE CAPITAL
-------------------------------------------
ACCUMULATION AND THRIFT TRUST
-----------------------------
SCHEDULE OF ASSETS HELD FOR INVESTMENT
--------------------------------------
DECEMBER 31, 1994
-----------------



 QUANTITY/
   FACE                                                                           CURRENT
   VALUE                                                            COST           VALUE
----------                                                      -----------     -----------

		COLLECTIVE INVESTMENT FUNDS
		---------------------------

		AMERICAN NATIONAL BANK & TRUST CO OF CHICAGO
    404,322     Multiple Bond Index Fund                        $ 9,331,406     $ 9,228,165
    193,078     Multiple Equity Index Fund                       16,874,012      27,529,100
     35,353     Multiple Short-Term Investment Fund               3,535,300       3,535,300
								-----------     -----------

								 29,740,718      40,292,565
								-----------     -----------

		GUARANTEED INVESTMENT CONTRACTS
		-------------------------------

		CNA INSURANCE COMPANY
$ 8,534,251     Guaranteed Investment Contract #GA-12534          8,534,251       8,534,251
$19,900,925     Guaranteed Investment Contract #GA-12689         19,900,925      19,900,925

		HARTFORD LIFE INSURANCE COMPANY
$15,023,146     Guaranteed Investment Contract #GA-8938          15,023,146      15,023,146

		PROVIDENT NATIONAL ASSURANCE COMPANY
$ 4,247,604     Guaranteed Investment Contract #027-05042         4,247,604       4,247,604
								-----------     -----------

								 47,705,926      47,705,926
								-----------     -----------

		OTHER
		-----

$54,966,142     DREYFUS MANAGED ASSETS                           54,640,352      53,058,345
								-----------     -----------

		PARTY-IN-INTEREST
		-----------------

    926,383     PEOPLES ENERGY CORPORATION COMMON STOCK          19,318,917      24,201,753
								-----------     -----------


		    TOTAL ASSETS HELD FOR INVESTMENT           $151,405,913    $165,258,589
							       ============    ============

					SCHEDULE II
					-----------



PEOPLES ENERGY CORPORATION EMPLOYEE CAPITAL
-------------------------------------------
ACCUMULATION AND THRIFT TRUST
-----------------------------
SCHEDULE OF ASSETS HELD FOR INVESTMENT
--------------------------------------
DECEMBER 31, 1993
-----------------



 QUANTITY/
   FACE                                                                            CURRENT
   VALUE                                                             COST            VALUE
-----------                                                     ------------    ------------

		COLLECTIVE INVESTMENT FUNDS
		---------------------------

		AMERICAN NATIONAL BANK & TRUST CO OF CHICAGO
    434,356     Multiple Bond Index Fund                        $  9,312,357    $ 10,282,987
    181,187     Multiple Equity Index Fund                        14,404,626      25,484,151
     26,196     Multiple Short-Term Investment Fund                2,619,600       2,619,600
								------------    ------------

								  26,336,583      38,386,738
								------------    ------------


		GUARANTEED INVESTMENT CONTRACTS
		-------------------------------

		PRINCIPAL MUTUAL LIFE INSURANCE COMPANY
$18,406,811     Guaranteed Investment Contract #GA-86926          18,406,811      18,406,811

		CNA INSURANCE COMPANY
$ 7,813,817     Guaranteed Investment Contract #GA-12534           7,813,817       7,813,817
$18,321,602     Guaranteed Investment Contract #GA-12689          18,321,602      18,321,602

		HARTFORD LIFE INSURANCE COMPANY
$13,699,750     Guaranteed Investment Contract #GA-8938           13,699,750      13,699,750

		PROVIDENT NATIONAL ASSURANCE COMPANY
$ 3,922,071     Guaranteed Investment Contract #027-05042          3,922,071       3,922,071
								------------    ------------

								  62,164,051      62,164,051
								------------    ------------

		OTHER
		-----

$39,587,689     DREYFUS MANAGED ASSETS                            39,772,006     39,793,668
								------------    -----------


		PARTY-IN-INTEREST
		-----------------

    883,848     PEOPLES ENERGY CORPORATION COMMON STOCK           17,482,112     26,956,684
								------------    -----------


		   TOTAL ASSETS HELD FOR INVESTMENT             $145,754,752   $167,301,141
								============   ============

					SCHEDULE III
					------------




PEOPLES ENERGY CORPORATION
--------------------------
EMPLOYEE CAPITAL ACCUMULATION AND THRIFT TRUST
----------------------------------------------
SCHEDULE OF REPORTABLE TRANSACTIONS
-----------------------------------
FOR THE PLAN YEAR ENDED DECEMBER 31, 1994
-----------------------------------------


									 Total                           Total
							 Total           Dollar         Total            Dollar            Net
IDENTITY OF PARTY INVOLVED/                            Number of        Value of        Number          Value of       Gain/(Loss)
  Description of Security                              Purchases        Purchases      of Sales           Sales         Recognized
--------------------------                             ---------       ----------      --------        ----------      -----------


AMERICAN NATIONAL BANK AND TRUST COMPANY
OF CHICAGO:
  Multiple Bond Index Fund                                  2          $    93,537         10          $   785,359     $( 46,224)
  Multiple Equity Index Fund                               10            1,779,722          2              122,852           107
  Multiple Short-Term Investment Fund                     154           41,980,300         60           41,064,600             -


PROVIDENT NATIONAL ASSURANCE COMPANY
  Group Annuity Contract #027-05042                        12              325,532          -                -


PRINCIPAL MUTUAL LIFE INSURANCE COMPANY
  Group Annuity Contract #GA-86926                          6              832,792          3           19,239,602


HARTFORD LIFE INSURANCE COMPANY
  Group Annuity Contract #GA-8938                          12            1,323,396          -                -


CNA LIFE INSURANCE COMPANY
  Group Annuity Contracts #GA-12534 & #GA-12689            25            2,299,756          -                -


DREYFUS MANAGED ASSETS                                     22           37,154,083         45           22,132,207      (125,340)


PEOPLES ENERGY CORPORATION STOCK*                          19            3,399,024         43            2,338,366      (248,484)



* Party-In-Interest Transactions


Note:   The net gain (loss) for the Bond Fund, Equity Fund and the PEC Stock Fund for 1994 was
	computed based on revalued cost to comply with reporting requirements of the Department of
	Labor.  However, the net gain (loss) in the 1994 financial statements was computed based
	on historical cost, as required by generally accepted accounting principles.


						     SCHEDULE IV
						     -----------


PEOPLES ENERGY CORPORATION
--------------------------
EMPLOYEE CAPITAL ACCUMULATION AND THRIFT TRUST
----------------------------------------------
SCHEDULE OF REPORTABLE TRANSACTIONS
-----------------------------------
FOR THE PLAN YEAR ENDED DECEMBER 31, 1993
-----------------------------------------






									 Total                            Total
							  Total          Dollar         Total             Dollar            Net
IDENTITY OF PARTY INVOLVED/                             Number of       Value of        Number           Value of       Gain/(Loss)
 Description of Security                                Purchases       Purchases       of Sales           Sales         Recognized
---------------------------                             ---------       ----------      --------        ----------      -----------


AMERICAN NATIONAL BANK AND TRUST COMPANY
 OF CHICAGO:
   Multiple Bond Index Fund                                  6          $   196,543          6          $  357,004        $ 13,770
   Multiple Equity Index Fund                                8            1,861,689          4             374,933          20,870
   Multiple Short-Term Investment Fund                     142           54,108,200         68          53,645,600

NORTHWESTERN NATIONAL LIFE INSURANCE COMPANY
   Group Annuity Contract #20670-9                           7              520,990          1          10,412,278

PROVIDENT NATIONAL ASSURANCE COMPANY
   Group Annuity Contract #027-05042                        12              300,583          -               -

STATE MUTUAL LIFE ASSURANCE COMPANY OF AMERICA
   Group Annuity Contract #90863-B                           7              521,486          1          10,411,681

NEW YORK LIFE INSURANCE COMPANY
   Group Annuity Contract #GA-05585                          7              152,561          1           3,144,461

PRINCIPAL MUTUAL LIFE INSURANCE COMPANY
   Group Annuity Contract #GA-86926                         12            1,563,097          -               -

HARTFORD LIFE INSURANCE COMPANY
   Group Annuity Contract #GA-8938                          13            1,204,972          -               -

CNA LIFE INSURANCE COMPANY
   Group Annuity Contracts #GA-12534 & #GA-12689            24            2,113,606          -               -


DREYFUS MANAGED ASSETS                                      30           46,968,922         60          27,037,376         380,894


PEOPLES ENERGY CORPORATION STOCK*                           20            3,195,605         34           1,181,416          82,046




* Party-In-Interest Transactions


Note:   The net gain for the Bond Fund, Equity Fund and the PEC Stock Fund for 1993 was computed
	based on revalued cost to comply with reporting requirements of the Department of Labor.
	However, the net gain in the 1993 financial statements was computed based on historical
	cost, as required by generally accepted accounting principles.



SUPPLEMENTAL FINANCIAL STATEMENTS

PEOPLES ENERGY CORPORATION
--------------------------
EMPLOYEE CAPITAL ACCUMULATION PLAN
----------------------------------
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
----------------------------------------------------
DECEMBER 31, 1994 AND 1993
--------------------------




							   1994           1993
							-----------     -----------

ASSETS
------


  NET ASSETS HELD IN THE
	Peoples Energy Corporation Employee
	 Capital Accumulation and Thrift Trust,
	 at Market Value                                $75,291,260     $75,176,775
							-----------     -----------


  NET ASSETS AVAILABLE FOR PLAN BENEFITS                $75,291,260     $75,176,775
							===========     ===========










The accompanying notes are an integral part of these financial statements.

PEOPLES ENERGY CORPORATION
--------------------------
EMPLOYEE CAPITAL ACCUMULATION PLAN
----------------------------------
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
---------------------------------------------------------------
FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1993
----------------------------------------------






						   1994            1993
						-----------     -----------

ADDITIONS
---------

  Contributions received from:
    Employees                                   $ 4,269,696     $ 4,086,990
    Employers                                     1,657,847       1,637,509
						-----------     -----------
						  5,927,543       5,724,499
						-----------     -----------
  Net asset change as a result
    of transferred Employees                      1,277,606         698,701
						-----------     -----------
  Income from investments:
	Dividends                                 1,281,665       1,132,952
	Interest                                  5,407,117       5,576,077
						-----------     -----------
						  6,688,782       6,709,029
						-----------     -----------
  Net gain on investments:
    Net unrealized appreciation (depreciation)
     in value of investments held                (3,883,355)      1,131,448
     Net gain on disposition of investments         275,457         617,106
						-----------     -----------
						 (3,607,898)      1,748,554
						-----------     -----------
		Total Additions                  10,286,033      14,880,783
						-----------     -----------


DEDUCTIONS
----------

  Payments of Plan benefits and
    Employee withdrawals                         10,171,548      12,686,868
						-----------     -----------

NET INCREASE IN AVAILABLE ASSETS                    114,485       2,193,915
--------------------------------                -----------     -----------


NET ASSETS AVAILABLE FOR PLAN BENEFITS
--------------------------------------

	Beginning of Year                        75,176,775      72,982,860
						-----------     -----------

	End of Year                             $75,291,260     $75,176,775
						===========     ===========





The accompanying notes are an integral part of these financial statements.

PEOPLES ENERGY CORPORATION EMPLOYEE CAPITAL ACCUMULATION PLAN
-------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
-----------------------------
YEARS ENDED DECEMBER 31, 1994 AND 1993
--------------------------------------






NOTE 1 - DESCRIPTION OF PLAN
----------------------------

The Peoples Energy Corporation Employee Capital
Accumulation Plan (the Plan) is a defined contribution plan and covers those employees of the subsidiaries of Peoples Energy Corporation who are not covered by a collective bargaining agreement. Subsidiary companies include The Peoples Gas Light and Coke Company and North Shore Gas Company. The effective date of the Plan is January 1, 1977. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan was most recently amended on November 29, 1994 to incorporate certain administrative and regulatory changes.

All employees who have completed one year of service with an employer, as defined in the Plan and who have worked at least 1,000 hours during the year, are eligible to participate in the Plan. Participants may elect to make regular contributions of up to 6% of their regular rate of pay and may designate such amounts as tax deferred contributions, after tax contributions or a combination of both. Participants may direct investment of such contributions to any of four investment funds, namely, a Bond Fund, an Equity Fund, a Company Stock Fund and an Interest Income Fund. The employer contributes an amount equal to 50% of the employee's regular contributions. The employer matching contributions are invested in the same manner as the employee contributions are invested. Participants may also elect to make additional contributions (supplemental contributions) of up to 10% of their regular rate of pay; these contributions are not matched by the employer.

Participants are fully vested in their own contribution account at all times and become fully vested in the employer's contribution account at the earlier of (a) completion of at least 130 participation periods, as defined in the Plan, or (b) termination of service after attaining age 55 or by reason of death, retirement or total disability. Participants with less than 130 participation periods completed are deemed to be 25, 50 or 75 percent vested in the employer's contribution account based on the number of completed participation periods.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

A summary of the Plan's significant accounting policies consistently applied in the preparation of the accompanying financial statements is as follows:

PEOPLES ENERGY CORPORATION EMPLOYEE CAPITAL ACCUMULATION PLAN
-------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
-----------------------------
YEARS ENDED DECEMBER 31, 1994 AND 1993
--------------------------------------








NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
---------------------------------------------------


Basis of Accounting
-------------------

The accounts of the Plan and the related Peoples
Energy Corporation Employee Capital Accumulation and Thrift
Trust (the Trust) are maintained on the accrual basis of accounting. Reference is made to the separate Statements of Net
Assets Held in Trust and accompanying notes for further information on the accounting for Trust investments and Trust income.

Peoples Energy Corporation provides certain administrative and accounting services to the Plan at no cost and also pays the cost of services provided to the Plan and Trust by the Plan's Trustee, money managers and independent auditors.

Contributions
-------------

Employee contributions become payable to the Plan on the pay date on which the contribution is deducted from the employee's pay.

The employer contribution is required to be paid to the Trust during or as soon as possible after the end of each month as is reasonably practicable.

Investment Policy and Allocation of Earnings on Investments
-----------------------------------------------------------

Contributions received by the Plan are held for safekeeping in and invested by the Trust maintained by the American National Bank and Trust Company of Chicago (the Trustee) as directed by the Plan Administrator. Earnings of the Trust, which also includes the assets of the Peoples Energy Corporation Employee Thrift Plan, are allocated each month between the Plans by the Plan Administrator on the basis of the market value of the assets owned by each Plan at the end of the prior month.

Distributions
-------------

Each participant whose employment with all employers is terminated is entitled to a distribution of the entire balance in his account and the vested portion of the employer contribution account within 90 days after termination unless the employee elects to defer the distribution under the terms of the Plan. Active participants are permitted to elect in-service and retirement planning withdrawals under the Plan provisions.

PEOPLES ENERGY CORPORATION EMPLOYEE CAPITAL ACCUMULATION PLAN
-------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
-----------------------------
YEARS ENDED DECEMBER 31, 1994 AND 1993
--------------------------------------








NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
---------------------------------------------------


Forfeiture of Employer Contribution
-----------------------------------

Upon a participant's termination of service before age 55 for a reason other than retirement, death or total disability, a portion of the employer contribution account credited to a participant will be distributed in an amount equal to their vested percentage, based on the participation periods completed. The balance of the account will be forfeited and applied against future employer contributions. If the participant is re-employed before incurring 5 consecutive one-year breaks in service, and elects to again become an active participant, the amount of the forfeiture shall be recredited to the employer contribution account, provided that within 5 years of reemployment the participant restores to his regular contribution account and to the employer contribution account the amount of the distribution received as a result of the prior termination of service.


NOTE 3 - TERMINATION OF PLAN
----------------------------

The Plan may be terminated at any time by the Company. In event of such termination, the interest of all participants becomes fully vested and no part of any such participant's accounts shall be thereafter forfeited for any reason whatsoever. Presently, there is no intention on the part of the Company to terminate the Plan or to discontinue contributions to the Plan.


NOTE 4 - TAX STATUS
-------------------

The Plan received a favorable determination letter from the Internal Revenue Service dated December 18, 1985 qualifying the Plan for exemption from income taxes under the Internal Revenue Code, as the Plan was then designed. While the Plan has been amended several times since then, most recently
November 29, 1994, the Company believes that the Plan, as currently designed and operated, continues to qualify for exemption from income taxes.

PEOPLES ENERGY CORPORATION
--------------------------
EMPLOYEE THRIFT PLAN
--------------------
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
----------------------------------------------------
DECEMBER 31, 1994 and 1993
--------------------------






							   1994           1993
							-----------     -----------


ASSETS
------


  NET ASSETS HELD IN THE
	Peoples Energy Corporation Employee
	 Capital Accumulation and Thrift Trust,
	 at Market Value                                $38,196,257     $42,933,283
							-----------     -----------


  NET ASSETS AVAILABLE FOR PLAN BENEFITS                $38,196,257     $42,933,283
							===========     ===========










The accompanying notes are an integral part of these financial statements.

PEOPLES ENERGY CORPORATION
--------------------------
EMPLOYEE THRIFT PLAN
--------------------
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
---------------------------------------------------------------
FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1993
----------------------------------------------





							   1994            1993
							-----------     -----------

ADDITIONS
---------

  Contributions received from:
    Employees                                           $ 2,719,295     $ 2,742,528
    Employers                                             1,166,834       1,172,022
							-----------     -----------
							  3,886,129       3,914,550
							-----------     -----------
  Net asset change as a result
    of transferred employees                             (1,277,606)     ( 698,701)
							-----------     ----------
  Income from investments:
    Dividends                                             1,080,714       1,063,304
    Interest                                              2,513,857       2,818,880
							-----------     -----------
							  3,594,571       3,882,184
							-----------     -----------
  Net gain on investments:
    Net unrealized appreciation (depreciation)
     in value of investments held                        (3,810,356)        410,673
    Net gain on disposition of investments                  317,413         417,698
							-----------     -----------
							 (3,492,943)        828,371
							-----------     -----------

	Total Additions                                   2,710,151       7,926,404
							-----------     -----------


DEDUCTIONS
----------

  Payments of Plan benefits and
    employee withdrawals                                  7,447,177       7,297,905
							-----------     -----------

NET INCREASE (DECREASE) IN AVAILABLE ASSETS              (4,737,026)        628,499
-------------------------------------------             -----------     -----------


NET ASSETS AVAILABLE FOR PLAN BENEFITS
--------------------------------------

    Beginning of Year                                    42,933,283      42,304,784
							-----------     -----------


    End of Year                                         $38,196,257     $42,933,283
							===========     ===========









The accompanying notes are an integral part of these financial statements.

PEOPLES ENERGY CORPORATION EMPLOYEE THRIFT PLAN
-----------------------------------------------
NOTES TO FINANCIAL STATEMENTS
-----------------------------
YEARS ENDED DECEMBER 31, 1994 AND 1993
--------------------------------------






NOTE 1 - DESCRIPTION OF PLAN
----------------------------

The Peoples Energy Corporation Employee Thrift Plan
(the Plan) is a defined contribution plan and includes those employees of the subsidiaries of Peoples Energy Corporation who are covered by a collective bargaining agreement which makes the Plan applicable to such employees. Subsidiary companies include The Peoples Gas Light and Coke Company and North Shore Gas Company. The effective date of the Plan is January 1, 1977.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan was most recently amended on November 29, 1994 to incorporate certain administrative and regulatory changes.

All employees who have completed one year of service with an employer, as defined in the Plan and who have worked at least 1,000 hours during the year, are eligible to participate in the Plan. Participants may elect to make regular contributions of up to 6% of their regular rate of pay and may designate such amounts as tax deferred contributions, after tax contributions or a combination of both. Participants may direct investment of such contributions to any of four investment funds, namely, a Bond Fund, an Equity Fund, a Company Stock Fund and an Interest Income Fund. The employer contributes an amount equal to 50% of the employee's regular contributions. The employer matching contributions are invested in the same manner as the employee contributions are invested. Participants may also elect to make additional contributions (supplemental contributions) of up to 10% of their regular rate of pay; these contributions are not matched by the employer.

Participants are fully vested in their own contribution account at all times and generally become vested in the employer's contribution account at the earlier of (a) completion of at least 130 participation periods, as defined in the Plan, or (b) termination of service after attaining age 55 or by reason of death, retirement or total disability. Participants with less than 130 participation periods completed are deemed to be 25, 50 or 75 percent vested in the employer's contribution account based on the number of completed participation periods.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

A summary of the Plan's significant accounting policies consistently applied in the preparation of the accompanying financial statements is as follows:

PEOPLES ENERGY CORPORATION EMPLOYEE THRIFT PLAN
-----------------------------------------------
NOTES TO FINANCIAL STATEMENTS
-----------------------------
YEARS ENDED DECEMBER 31, 1994 AND 1993
--------------------------------------




NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
---------------------------------------------------


Basis of Accounting
-------------------

The accounts of the Plan and the related Peoples
Energy Corporation Employee Capital Accumulation and Thrift
Trust (the Trust) are maintained on the accrual basis of accounting. Reference is made to the separate Statements of Net
Assets Held in Trust and accompanying notes for further information on the accounting for Trust investments and Trust income.

Peoples Energy Corporation provides certain administrative and accounting services to the Plan at no cost and also pays the cost of services provided to the Plan and Trust by the Plan's Trustee, money managers and independent auditors.

Contributions
-------------

Employee contributions become payable to the Plan on the pay date on which the contribution is deducted from the employee's pay.

The employer contribution is required to be paid to the Trust during or as soon as possible after the end of each month as is reasonably practicable.

Investment Policy and Allocation of Earnings on Investments
-----------------------------------------------------------

Contributions received by the Plan are held for safekeeping in and invested by the Trust maintained by the American National Bank and Trust Company of Chicago (the Trustee) as directed by the Plan Administrator. Earnings of the Trust, which also includes the assets of the Peoples Energy Corporation Employee Capital Accumulation Plan, are allocated each month between the Plans by the Plan Administrator on the basis of the market value of the assets owned by each Plan at the end of the prior month.

Distributions
-------------

Each participant whose employment with all employers is terminated is entitled to a distribution of the entire balance in his account and the vested portion of the employer contribution account within 90 days after termination unless the employee elects to defer the distribution under the terms of the Plan. Active participants are permitted to elect in-service and retirement planning withdrawals under the Plan provisions.

PEOPLES ENERGY CORPORATION EMPLOYEE THRIFT PLAN
-----------------------------------------------
NOTES TO FINANCIAL STATEMENTS
-----------------------------
YEARS ENDED DECEMBER 31, 1994 AND 1993
--------------------------------------






NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
---------------------------------------------------


Forfeiture of Employer Contribution
-----------------------------------

Upon a participant's termination of service before age 55 for a reason other than retirement, death or total disability, a portion of the employer contribution account credited to a participant will be distributed in an amount equal to their vested percentage, based on the participation periods completed. The balance of the account will be forfeited and applied against future employer contributions. If the participant is re-employed before incurring 5 consecutive one-year breaks in service, and elects to again become an active participant, the amount of the forfeiture shall be recredited to the employer contribution account, provided that within 5 years of reemployment the participant restores to his regular contribution account and to the employer contribution account the amount of the distribution received as a result of the prior termination of service.


NOTE 3 - TERMINATION OF PLAN
----------------------------

The Plan may be terminated at any time by the Company. In event of such termination, the interest of all participants becomes fully vested and no part of any such participant's accounts shall be thereafter forfeited for any reason whatsoever. Presently, there is no intention on the part of the Company to terminate the Plan or to discontinue contributions to the Plan.


NOTE 4 - TAX STATUS
-------------------

The Plan received a favorable determination letter from the Internal Revenue Service dated December 18, 1985 qualifying the Plan for exemption from income taxes under the Internal Revenue Code, as the Plan was then designed. While the Plan has been amended several times since then, most recently
November 29, 1994, the Company believes that the Plan, as currently designed and operated, continues to qualify for exemption from income taxes.

Pursuant to the requirements of the Securities
Exchange Act of 1934, Peoples Energy Corporation has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.





			Peoples Energy Corporation
			Employee Capital Accumulation Plan
			and Peoples Energy Corporation
			Employe Thrift Plan

			(Name of Plan)







			/s/ Emmet P. Cassidy

		By      ____________________

			Emmet P. Cassidy
			Secretary and Treasurer
			Peoples Energy Corporation











 March 30, 1995

					EXHIBIT INDEX



	The exhibit listed below is filed herewith and made a part hereof.







Exhibit
Number                                                     Page
-------                                                    ----



   1              Consent of Odell Hicks & Company.         30